17006081

SEC
Mail Processing
Section

FEB 06 2017

Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Portfolio, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7534 La Jolla Blvd
(No. and Street)

La Jolla (City) California (State) 91913 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Barba (858) 551 2071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN W. ANSON, CPA
(Name – *if individual, state last, first, middle name*)

18425 BURBANK BLVD., #606 (Address) TARZANA (City) CALIFORNIA (State) 91356 (Zip Code)

RECEIVED
2017 FEB -7 PM 2:14
SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

State of California
County of San Diego

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OATH OR AFFIRMATION

I, Daniel Barba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Portfolio, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed and sworn to this 2nd day of February, 2017 by Daniel Barba.

Signature

Pres.

Title

Notary Public

SALMAN USMAN
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2113055
SAN DIEGO COUNTY
My Comm. Exp. June 21, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Private Portfolio, Inc.
La Jolla, California

I have audited the accompanying consolidated statement of financial condition of Private Portfolio, Inc. as of December 31, 2016 and the related statements of operations, income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Private Portfolio, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Private Portfolio, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Private Portfolio, Inc.'s financial statements. The supplemental information is the responsibility of Private Portfolio, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 27, 2017

PRIVATE PORTFOLIO, INC.

Statement of Financial Condition

December 31, 2016

ASSETS

Cash	$151,892
Deposit with clearing organization	100,000
Commission receivable	122,542
Prepaid expenses and other assets	1,800
Rep Advances	3,000
Furniture and equipment, less accumulated depreciation of $45,212	10,785
	$390,019

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$122,456
Stockholder's equity	
Common Stock No Par Value	131,816
100,000 Shares Authorized, 1,000 Shares issued and outstanding	
Retained earnings	135,747
Total stockholder's equity	267,563
	$390,019

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Income

Year Ended December 31, 2016

Revenues	
Commissions	$1,643,738
Management fees and other	431,417
Interest and dividends	1,548
	2,076,703
Expenses	
Commissions and clearing charges	1,731,017
Compensation and employee benefits	225,869
Regulatory fees	16,086
Outside services	8,830
Office supplies and printing	10,496
Rent	14,282
Telephone and postage	7,903
Travel and entertainment	3,711
Depreciation	2,400
Bank charges	1,217
Other	20,358
	2,042,167
Net Income before Income Taxes	$ 34,534
Income Taxes	800
Net Income	$ 33,734

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	1,000	$131,816	$102,013	$233,829
Net income	-	-	33,734	33,734
Balance, end of year	1,000	$131,816	$135,747	$267,563

See notes to financial statements.

PRIVATE PORTFOLIO, INC.

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities	
Net Income	$33,734
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2400
Changes in operating assets and liabilities	
Commissions receivable	-29,069
Rep Advances	8,680
Accounts payable and accrued liabilities	27,627
Adjustments	9,638
Provided by operating activities	43,372
Cash Flows from investing activities	
Purchase of fixed assets	-6702
Net cash used in investing activities	-6702
Increase in cash	36,670
Cash, beginning of year	115,222
Cash,. end of year	$151,892
Supplemental disclosure of cash flow information:	
Interest paid	$0
Income taxes paid	$800

See notes to financial statements.

PRIVATE PORTFOLIO, INC.
December 31st, 2016
Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

The Company. Private Portfolio, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through Pershing, LLC on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Furniture and Equipment. Furniture and equipment is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally 3-7 years).

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholder, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations. The Company is subject to audit by the taxing agencies for years ending December 31, 2013 through 2015. Income taxes for the year ended December 31st, 2016 was $800.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Commissions Receivable.
Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

Pension
The Company has a profit sharing plan for its two shareholders. This Company's contribution to its profit sharing plan for the year ended December 31st, 2016 is $32,000 and is based on shareholders annual salary. A Total of 2 persons were participants in or beneficiaries of the plan at the end of the year.

2. **LEASE COMMITMENT**

The Company leases its offices month to month.
Rent expense for the year ended December 31st, 2016 was $14,282.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2016 was 0.48 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company had net capital of $251,978 was $151,978 in excess of the amount required by the SEC.

4. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure as of December 31st, 2016.

5. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2016, the

Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

6. FURNITURE AND EQUIPMENT

Furniture and Equipment	\$55,997
Less Accumulated Deprecation	\$45,212
Total	\$10,785

Depreciation expense for year end December 31st, 2016 was \$2,400.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events from the statement of financial condition date through January 27th, 2017 the date at which the financial statements were available to be issued, and determined there no other items to disclose.

PRIVATE PORTFOLIO, INC.

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2016

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$267,563	$267,563	0
Less non-allowable assets			
Prepaid expenses and other assets	(1,800)	(1,800)	0
Furniture and equipment	(10,785)	(10,785)	0
Rep Advances	(3,000)	(3,000)	0
Net capital	$251.978	$251,978	0
Total aggregate indebtedness	$122,456	$123,891	$1436
Ratio of aggregate indebtedness to net capital	48.60	49.17	.57
Minimum net capital required	$100,000	$100,000	

The differences between the audit and focus December 31st 2016 is due to moving of -$1436 from assets to liabilities per FINRA.

PRIVATE PORTFOLIO, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2016; and a reconciliation to that calculation is not included herein.

PRIVATE PORTFOLIO, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3085*********************MIXED AADC 220
47421 FINRA DEC
PRIVATE PORTFOLIO INC
7534 LA JOLLA BLVD
LA JOLLA CA 92037-4720

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,718

B. Less payment made with SIPC-6 filed (exclude interest) (2,229)

______
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,489

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑
Total (must be same as F above) $ 2,489

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Private Portfolio, Inc.
(Name of Corporation, Partnership or other organization)

Edward Toran
(Authorized Signature)

Vice President
(Title)

Dated the 23 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,076,703
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	189,389
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions 189,389	189,389
2d. SIPC Net Operating Revenues	$ 1,887,314
2e. General Assessment @ .0025	$ 4,718 (to page 1, line 2.A)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Private Portfolio, Inc.
La Jolla, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Private Portfolio, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Private Portfolio, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Private Portfolio, Inc.'s management is responsible for Private Portfolio, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 27, 2017

Private Portfolio, Inc. Exemption Report

Private Portfolio, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) (ii) throughout the most recent fiscal year without exception.

D Barba

Private Portfolio, Inc.

I, Daniel Barba, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Daniel Barba

Title: President

2/3/2016

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Private Portfolio, Inc.
La Jolla, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Private Portfolio, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Private Portfolio, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) Private Portfolio, Inc., stated that Private Portfolio, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Private Portfolio, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Private Portfolio, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 27, 2017